Exhibit 11

Statement re computation of per Share Earnings

Three Months Ended March 31, 2006

Basic Earnings Per Share:

Net Income	$1,079,901.31	=	$0.72
Weighted Average Number of Common Shares	1,491,174

Diluted Earnings Per Share:

Net Income	$1,079,901.31	=	$1,079,901.31	=	$0.72
Weighted Average Number of Common Shares Adjusted for Effect of Outstanding Options	1,491,174 + 10,608		1,501,782